March 13, 2020

Glen Ibbott
Chief Financial Officer
Aurora Cannabis Inc.
Suite 500   10355 Jasper Avenue
Edmonton, Alberta
Canada T5J 1Y6

       Re: Aurora Cannabis Inc.
           Form 40-F for the Fiscal Year Ended June 30, 2019
           Filed September 11, 2019
           File No. 001-38691

Dear Mr. Ibbott:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended June 30, 2019

Exhibit 99.5
Report of Independent Registered Public Accounting Firm, page 2

1. We note the statement that your consolidated financial statements as at and for the year ended June 30, 2018 were audited by another auditor. We also note the Interest of Experts section in Exhibit 99.7 indicates that KPMG LLP has prepared an audit report for the years ended June 30, 2019 and 2018. However we do not see an auditor report for your consolidated financial statements as at and for the year ended June 30, 2018 in the filing.
      Please amend to provide an independent auditor s report and related consent for your consolidated financial statements as of and for the year ended June 30, 2018. Refer to
      General Instructions D(1) and D(9) of Form 40-F.
 Glen Ibbott
Aurora Cannabis Inc.
March 13, 2020
Page 2
Note 24. Segmented Information, page 58

2. We note that your Cannabis reportable segment produces substantially all of your revenues and gross profit. Please explain to us your consideration of whether other components, lines of business or cash-generating units within the Cannabis reportable segment, individually or combined, are operating and/or reportable segments under the criteria in paragraphs 5-10 of IFRS 8. As part of your response, please address the following:
           Describe to us the components and cash-generating units that make up your operating segments and tell us if any operating segments have been aggregated to form your two reportable segments.
           Describe to us the discrete financial information available for your components and cash-generating units, tell us whether that information is regularly provided to the
              CODM and how frequently it is prepared, if so.
           Provide us with an organizational chart of your management structure showing all direct reports of your CODM and clearly showing the levels of management from your CODM through the managers of each of your components and cash-generating units.
3. Please describe to us and revise future filings to disclose the specific types of material amounts included in the Corporate caption and not allocated to the reportable segments'
         profit or loss and assets for each period presented. Refer to paragraph 27b of IFRS 8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at
(202) 551-3639 with any questions.



FirstName LastNameGlen Ibbott                                  Sincerely,
Comapany NameAurora Cannabis Inc.
                                                               Division of
Corporation Finance
March 13, 2020 Page 2                                          Office of Life
Sciences
FirstName LastName